

December 2, 2013

Via E-mail
Mr. Daniel Storey
Chief Financial Officer
GSE Holding, Inc.
19103 Gundle Road
Houston, TX 77073

Re: GSE Holding, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 28, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed August 9, 2013
Form 10-Q for the Period Ended September 30, 2013
Filed November 14, 2013
Response Dated November 22, 2013
File No. 1-35382

Dear Mr. Storey:

We have reviewed your response letter dated November 22, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your Form 10-K filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your Form 10-K filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Exhibits 31.1. and 32.1

1.   We note your response to comment four from our letter dated October 30, 2013 and await the filing of your amended Form 10-K in its entirety.

Form 10-Q for the Period Ended September 30, 2013

Unaudited Condensed Consolidated Financial Statements, page 3

11. Long-Term Debt, page 11

2.   Please tell us and revise you future filings to disclose whether or not your other loans and/or credit facilities include cross-default provisions whereby a default on your First Lien Credit Facility could also trigger a default on your other debt. If any of your other debt agreements include cross-default provisions, please show us how you will revise your future filings to describe the terms of these provisions and how they could affect the Company's liquidity and operations in the event of a default.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Erin Jaskot, Staff Attorney, at (202) 551-3442 with any other questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief